SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated May 21, 2026.

Buenos Aires, May 21, 2026

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 Mercados S.A. (“A3 MERCADOS”)

Maipú 1210

Buenos Aires

Ref.: Material Event – Portfolio Optimization Strategy: Assignment of Manantiales Behr Conventional Area – Province of Chubut - Transaction Closing

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados and in connection with our material event reported on February 18, 2026.

In this regard, we hereby inform you that as of today, May 21, the closing of the above-referenced transaction has taken place. To that end, agreements were entered into between YPF S.A. (“YPF” or the “Company”), Pecom Servicios Energía S.A.U. (51%) and San Benito Upstream S.A.U. (49%) (jointly, the “Assignees”) for the assignment of 100% of the conventional exploitation concession over the Manantiales Behr area and the associated hydrocarbon transportation concession, as well as the sale of the inventory of materials at the Manantiales Behr and Km 20 warehouses.

Additionally, we inform you that all conditions precedent and suspensive conditions stipulated by the parties have been fulfilled, including the obtaining of the corresponding governmental authorizations, thereby perfecting the aforementioned assignment in favor of the Assignees.

The transaction is part of the Company’s 4x4 Plan, which includes the optimization of the Upstream portfolio, one of the levers upon which YPF’s strategy is based, with a focus on activities and investments in unconventional fields, with the ultimate objective of maximizing value for the Company, its shareholders, and investors.

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 21, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer